Exhibit 99.1

Bullish Reports Fourth Quarter 2025 Results

●	Q4’2025 Digital asset sales of $64.3 billion and Net income of $(563.6) million

●	Bullish posts record Adjusted revenue, Adjusted EBITDA, and Adjusted net income for Q4’2025

●	Bullish beats guided range on Subscription, services, & other revenue and in-line with guided range on Adjusted operating expense in Q4’2025

●	Q4’2025 Adjusted revenue of $92.5 million and Adjusted EBITDA of $44.5 million

●	Bullish options trading surpasses $9B in options trading volume and reaches open interest high of $4B (open interest data through January 31, 2026)

Cayman Islands, February 5, 2025 – Bullish (NYSE: BLSH), an institutionally focused global digital asset platform that provides market infrastructure and information services, today announced financial results for the fourth quarter ended December 31, 2025.

Tom Farley, CEO: “I believe that we are at a turning point for digital assets. For all of crypto’s extreme volatility and cyclicality, the vision of faster, better, cheaper, permissionless capital is being unlocked in real-time to bring everything onchain. What I envision immediately ahead for this industry - and, particularly for Bullish, is why I came to the digital assets space.”

David Bonanno, CFO: "I’m proud of our financial results for the quarter and the Full Year 2025, achieving record adjusted revenue growth and demonstrating our strong and expanding operating leverage; we look forward to building on our momentum in 2026.”

Q4 2025 Financial Highlights

All amounts compared to Q4 2024

-	Digital asset sales were $64.3 billion vs. $66.0 billion

-	Net income (loss) was $(563.6) million or $(3.73) per diluted share vs. $158.5 million or $1.37 per diluted share

-	Adjusted revenue (non-IFRS) was $92.5 million vs. $55.2 million

-	Adjusted transaction revenue (non-IFRS) was $37.9 million vs. $41.0 million

-	Adjusted net income (non-IFRS) was $28.9 million vs. $4.0 million

-	Adjusted EBITDA (non-IFRS) was $44.5 million vs. $15.8 million

Full Year 2025 Financial Highlights

All amounts compared to Full Year 2024

-	Digital asset sales were $244.8 billion vs. $250.2 billion

-	Net income (loss) was $(785.5) million vs. $79.6 million

-	Adjusted revenue (non-IFRS) was $288.5 million vs. $213.9 million

-	Adjusted transaction revenue (non-IFRS) was $130.7 million vs. $153.2 million

-	Adjusted net income (non-IFRS) was $38.8 million vs. $9.6 million

-	Adjusted EBITDA (non-IFRS) was $94.3 million vs. $52.1 million

Q4 2025 Key Business Metrics

Business Highlights

-

Options Launch and Rapid Adoption: Surpassed $9B in options trading volume and reached an open interest high of $4B, establishing Bullish as the #2 exchange for BTC options open interest (open interest data through January 31, 2026)

-	ETP Strength: Established position as the #1 Indexer by market share for all indexers of digital assets, winning 15 of 39 digital asset focused ETF listings globally in 4Q’ 2025

-	Liquidity Services Growth: Continued momentum from established and emerging asset issuers with new institutional partnerships, driving another quarter of record SS&O revenue

-	U.S. Regulatory: Secured Transfer Agent Registration furthering the development of our tokenization stack

2026 Guidance

To give investors insight into our business and expectations, management is providing the following guidance for the full year 2026:

-	Subscription, services & other revenue (non-IFRS) of $220.0 million to $250.0 million

-	Adjusted operating expense (non-IFRS) of $210.0 million to $230.0 million

-	Finance expense of $52.0 million to $60.0 million

Conference Call Webcast and Q&A Information

Bullish will host a call to discuss its results at 8:30 a.m. ET on February 5, 2026. The live webcast can be accessed at investors.bullish.com, along with supplemental slides. Following the call, a replay and transcript will be available at investors.bullish.com.

About Bullish

Bullish (NYSE: BLSH) is an institutionally focused global digital asset platform that provides regulated market infrastructure and information services. This includes Bullish Exchange – an institutionally focused digital assets spot and derivatives exchange, integrating a high-performance central limit order book matching engine with automated market making to provide deep and predictable liquidity. Bullish Europe is regulated under MiCAR as a crypto asset service provider offering spot trading and custody services for digital assets.

Bullish is the parent company of CoinDesk, a leading provider of digital asset media and information services. CoinDesk's offerings include: CoinDesk Indices – a collection of tradable proprietary and single-asset benchmarks and indices that track the performance of digital assets for global institutions in the digital assets and traditional finance industries; CoinDesk Data – a broad suite of digital asset market data and analytics, providing real-time insights into prices, trends and market dynamics; and CoinDesk Insights – a digital asset media and events provider and operator of coindesk.com, a digital media platform that covers news and insights about digital assets, the underlying markets, policy and blockchain technology. For more information, please visit bullish.com and follow LinkedIn and X.

Use of Websites to Distribute Material Company Information

We use the Bullish Investor Relations website (investors.bullish.com) and our X account (x.com/bullish) to publicize information relevant to investors, including information that may be deemed material, in addition to filings we make with the U.S. Securities and Exchange Commission (SEC) and press releases. We encourage investors to regularly review the information posted on our website and X account in addition to our SEC filings and press releases to be informed of the latest developments.

Contacts

Media: media@bullish.com

Investor Relations: investors@bullish.com

Source: Bullish

Non-IFRS financial measures and key performance indicators

This communication includes certain financial measures that are not recognized by the International Financial Reporting Standards (“IFRS”). These non-IFRS financial measures are “adjusted transaction revenue,” “subscription, services and other revenue,” “adjusted revenue,” “adjusted net income / (loss)” and “adjusted EBITDA,” “gross liquid assets” and “net liquid assets”, and “adjusted operating expense.” These non-IFRS financial measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. We believe these non-IFRS financial measures provide useful information to management and investors regarding certain financial and business trends. These non-IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments about which items of expense and income are excluded or included in determining these non-IFRS financial measures. Refer to the section “Reconciliation of Non-IFRS Measures” for further details and a reconciliation of the non-IFRS financial measures presented to their most directly comparable IFRS financial measures.

This communication also provides our forward-looking “adjusted transaction revenue,” “subscription, services & other revenue,” “adjusted revenue,” “adjusted operating expense,” “adjusted EBITDA,” and “adjusted net income” guidance for the upcoming fiscal quarter. Information reconciling upcoming fiscal quarter “adjusted transaction revenue,” “subscription, services & other revenue,” “adjusted revenue,” “adjusted operating expense,” “adjusted EBITDA,” and “adjusted net income” to their most directly comparable IFRS financial measures is unavailable to us without unreasonable effort due to the high variability, complexity and lack of visibility in making accurate forecasts and projections to certain reconciling items. These items cannot be reasonably and accurately predicated without the investment of undue time, costs and other resources, and accordingly, no reconciliation of the forward-looking non-IFRS financial measures is included. These reconciling items could be material to our actual results for the period.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Sentences containing words such as “believe,” “intend,” “plan,” “may,” “expect,” “should,” “could,” “anticipate,” “estimate,” “predict,” “project,” or their negatives, or other similar expressions of a future or forward-looking nature generally should be considered forward-looking statements. Such statements include, without limitation, statements relating to our expected financial or operating performance, including for the upcoming fiscal quarter; our business strategy and potential market opportunities; current and prospective products, services or acquisitions; trends in, demand for, and growth and market size of, the digital assets industry; the breadth and timing of onchain adoption; expectations regarding relationships with clients and third-party business partners and overall business momentum; our plans and expectations related to tokenization; competition in our industry; the regulatory and legal environment, including regulatory proceedings or approvals; and general economic and business conditions. Such forward-looking statements are based upon estimates and assumptions that, while considered reasonable by us, are inherently uncertain and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause results to differ from those expressed in our forward-looking statements include, but are not limited to intense competition in our industry, including from unregulated and less-regulated entities and platforms; our ability to execute our business strategy and grow our business and operations, including in new geographic locations; our ability to develop, launch and improve our products and services and their adoption; our ability to attract and retain customers; the evolving rules and regulations applicable to digital assets and our products and services; our ability to obtain and maintain regulatory approvals and stay in compliance with laws and regulations, and the costs of doing so; evolution and adoption of digital assets; interest rate fluctuations and digital asset price volatility; changes in, or unexpected, costs to operate our business; cybersecurity risks, including with respect to digital assets custody; disruptions to information and technology systems, blockchain networks and third-party services on which we rely; changes in general market, political or economic conditions; and other risks and uncertainties set forth in the section entitled “Risk Factors” in our final prospectus dated August 12, 2025 filed with the Securities and Exchange Commission (“SEC”), as well as potential risks and uncertainties disclosed in our other filings with the SEC. We may not actually achieve the performance, plans, or expectations disclosed in our forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth therein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake any duty to update forward-looking statements.

Definitions of Certain Metrics

●

Adjusted transaction revenue is a non-IFRS financial measure intended to capture the fees and trading spreads earned from customers trading on our Exchange. We define adjusted transactional revenue as (i) the portion of “Digital asset sales”, as reported in accordance with IFRS, attributable to digital asset sales on our Exchange, less (ii) the “Cost of digital assets derecognized” excluding such costs from sales on venues other than the Exchange, plus (iii) the change in fair value of digital asset inventories, arising from purchase of digital assets on our Exchange (included within reported “Change in fair value of digital assets held, net”), plus (iv) transaction income (included within reported “Other revenues”), plus (v) net spread related income and change in fair value of perpetual futures on the Exchange.

We exclude digital asset sales, and the related cost of digital assets derecognized, from trading activity on venues other than our Exchange. We also exclude subscription and services revenue (included within reported other revenues). In each case, this approach is intended to ensure that our adjusted transaction revenue metric reflects the core performance of our trading operations and provides a clearer understanding of our business activities on our Exchange.

While we include change in fair value of digital asset inventories, specifically the bid-offer spread earned from the purchase of digital assets on our Exchange, as part of our adjusted transaction revenue, we do not include other reported changes in fair value, such as subsequent remeasurements and mark-to-market adjustments. This is because these remeasurements, including impairment losses of digital assets held under intangible assets, are not considered part of our ongoing business operations and do not align with our intention to avoid taking directional trading positions.

●

Adjusted revenue is a non-IFRS financial measure intended to reflect the revenues generated by our trading and information services and also from our investing activities. We define adjusted revenue as adjusted transaction revenue, plus (i) subscription and services revenue, which is included in reported other revenues and includes interest and revenues from CoinDesk and CCData, plus (ii) for periods prior to 2024 only, change in fair value of investment in financial assets, plus (iii) the net income from DeFi protocols excluding the fair value change of underlying digital assets, that is reported under OCI.

Specifically, adjusted revenue includes the fees and trading spreads earned from customers trading on our Exchange, excludes gains or losses from the remeasurement of our digital assets and includes other fees such as interest and revenue from CoinDesk and CCData businesses that we acquired in November 2023 and October 2024, respectively.

●	Adjusted EBITDA is calculated as income/(loss) after tax adjusted to exclude:

○

digital asset sales and the cost of digital assets derecognized on other venues, as these transactions do not directly reflect the core activities of liquidity provision and client facilitation on our Exchange. Excluding these is intended to ensure that our Adjusted EBITDA remains focused on the fundamental operations that drive our business;

○

gains or losses from the remeasurement of our digital assets, as these assets are held to facilitate client trading rather than for proprietary trading purposes. Such remeasurement reflects mark-to-market (MTM) adjustments including the impairment losses of digital assets held under intangible assets that are not part of our ongoing business operations and do not align with our intention to avoid taking directional trading positions. The primary focus of our business model is to provide liquidity and facilitate client transactions on our Exchange, with the key performance metric being the bid-offer spread earned from digital asset spot transactions. Including MTM adjustments would introduce volatility that is not reflective of our core operational performance and could mislead stakeholders about the true drivers of our business;

○

certain non-cash charges such as share-based compensation expenses and depreciation and amortization because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations;

○	provision for or benefit from income tax and finance expenses;

○	change in fair value of derivatives and financial liability at FVTPL;

○

the change in fair value of investments in financial assets related to digital asset funds. These investments are not central to our core operations, as they do not directly contribute to our primary business activities of liquidity provision and client facilitation. The fair value changes are primarily driven by the mark-to-market (MTM) adjustments of the underlying digital assets within the funds. Including these fair value changes would introduce volatility of digital assets that does not accurately represent the operational metrics that are indicative of our business performance. Our core operating performance focuses on providing liquidity and facilitating client transactions, and we aim to avoid taking directional trading positions;

○

certain acquisition-related and integration costs associated with business combinations, various restructuring and other costs, and goodwill impairment charges, all of which are not normal operating expenses. These adjustments aid in the comparability of our results across periods. Acquisition related costs include amounts paid to redeem acquirees’ unvested share-based compensation awards, legal, accounting, valuation, and due diligence costs. Integration costs include advisory and other professional services or consulting fees necessary to integrate acquired businesses. Restructuring and other costs that are not reflective of our core business operating expenses may include severance costs, contingent losses, impairment charges, and certain litigation and regulatory charges; and

○

the net income from DeFi protocols, excluding the fair value change of underlying digital assets, which is a component of the “Revaluation of digital assets held as investments” under OCI. Deploying our digital assets in these protocols are a strategic component of our business model, providing additional yield and enhancing our liquidity management capabilities. Including this net income in Adjusted EBITDA reflects the performance of our investment activities and supports our focus on core operations.

●

Adjusted net income/(loss) is calculated as income/(loss) after tax adjusted by the same adjustment items taken into account for determining adjusted EBITDA, with further adjustment to add back finance expense and depreciation and amortization, and reduced by tax effect of the adjustments.

●

Adjusted operating expense is calculated by taking total operating expenses (which includes Administrative expenses and Other expenses) and excluding items we do not consider representative of our core, ongoing operating performance. These excluded items are Stock-based compensation expense, Depreciation and amortization expense, and certain non-recurring expenses.

We believe Adjusted operating expense is a useful supplemental measure for investors, as it provides a clearer view of our operational efficiency by removing non-cash expenses (depreciation, amortization, and stock-based compensation) and other items not indicative of ongoing business trends. Management uses this measure to assess business performance and to plan for future periods.

●

Subscription, services & other revenue is a non-IFRS financial measure intended to provide a comprehensive view of our diverse revenue streams beyond core transaction fees and spreads. This measure includes revenue from lending and liquidity services, such as interest earned from third-party lending arrangements like credit line facilities and margin loans, interest on our own cash and stablecoins, fees from liquidity services and promotional income, and revenues from CoinDesk services such as sponsorships, event admissions, and index data licensing fees. It also incorporates the net income from DeFi protocols (excluding any fair value changes of the underlying digital assets). This non-IFRS measure is calculated by taking "Subscription and services revenue" (as reported within the "Other revenues") and adding "Net income from DeFi protocols, excluding the fair value change of underlying digital assets" (as reported within “Revaluation of digital assets held as investments”). By consolidating these various income sources, we believe this measure offers a more distinct view of the growth and performance of our service-oriented business lines, separate from our core transaction-based revenues.

●

Trading volume represents the notional value of trades, i.e., the product of the quantity of assets transacted and the trade price at the time the spot transaction was executed. The quantity represents the total U.S. dollar equivalent value of matched trades transacted between a buyer and seller through our platform during the period of measurement.

●	Average daily volume represents the total Trading volume for the applicable period divided by the number of trading days in such period.

●

Average trading spread represents total commissions earned from transactions on the Bullish Exchange for the period, expressed in basis points (bps) of the trading volume for the period. Management reviews this metric, which reflects the cost of trading on the Bullish Exchange, changes in fair value of perpetual futures, and rebates, for insight into the average revenue generated per unit of trading volume on our platform.

●

Gross liquid assets is defined as the sum of (i) Digital assets held — inventories, (ii) Digital assets held — intangible assets, (iii) Digital assets held — financial assets, (iv) Loans and other receivables — digital assets, (v) Investments in financial assets, and (vi) Cash and cash equivalents.

●

Net liquid assets is defined as Gross liquid assets, reduced by (i) Digital assets held — inventories, (ii) the portion of Digital assets held — financial assets on our Exchange, (iii) the portion of Cash and cash equivalents on our Exchange, (iv) Borrowings, (v) Borrowings from related parties, and (iv) Digital assets loan payable.

BULLISH

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS) (UNAUDITED)

FOR THE three and twelve months ended December 31, 2025 and 2024

(In thousands, except per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Digital assets sales	$64,345,078	$66,026,131	$244,811,387	$250,201,282
Cost of digital assets derecognized	(64,323,568)	(66,001,337)	(244,733,087)	(250,104,770)
Other revenues	56,195	14,473	158,941	61,967
Change in fair value of digital assets held, net	(485,175)	186,029	(674,968)	207,043
Net spread related income and change in fair value of perpetual futures on the Exchange	(886)	(3,228)	(7,179)	(17,139)
Change in fair value of investment in financial assets	(105,555)	27,369	(36,034)	29,453
Administrative expenses	(46,276)	(37,082)	(182,188)	(153,119)
Other expenses	(14,392)	(12,635)	(60,425)	(46,079)
Finance expense	(14,932)	(10,659)	(52,369)	(38,529)
Change in fair value of derivatives	17,521	(12,867)	9,609	(12,190)
Change in fair value of financial liability at FVTPL	6,900	(13,950)	(20,100)	(43,350)
Income/(loss) before income tax	$(565,090)	$162,244	$(786,413)	$84,569
Income tax benefit/(expense)	1,523	(3,782)	944	(5,005)
Net income/(loss)	$(563,567)	$158,462	$(785,469)	$79,564

Attributable to:
Owners of the Group	(546,598)	157,033	(764,681)	78,527
Non-controlling interests	(16,969)	1,429	(20,788)	1,037
Net income/(loss)	$(563,567)	$158,462	$(785,469)	$79,564

Other comprehensive income/(loss)
Items that will not be subsequently reclassified to profit or loss:
Revaluation of digital assets held as investments	(123,816)	575,424	409,644	1,020,339
Fair value gain/(loss) on financial liabilities designated as at FVTPL attributable to changes in credit risk	1,350	(11,450)	(3,050)	(16,350)
	$(122,466)	$563,974	$406,594	$1,003,989
Items that may be reclassified subsequently to profit or loss:
Foreign exchange differences on translation of foreign operations	41	(712)	1,676	(712)

Total comprehensive income/(loss)	$(685,992)	$721,724	$(377,199)	$1,082,841

Attributable to:
Owners of the Group	(695,383)	714,757	(436,588)	1,072,710
Non-controlling interests	9,391	6,967	59,389	10,131
Total comprehensive income/(loss)	$(685,992)	$721,724	$(377,199)	$1,082,841

Weighted average number of ordinary shares for the purposes of basic and diluted earnings/(loss) per share
Basic	150,924	113,153	127,723	112,664
Diluted	150,924	115,889	127,723	115,400
Earnings/(Loss) per share
Basic	$(3.73)	$1.40	$(6.15)	$0.70
Diluted	$(3.73)	$1.37	$(6.15)	$0.68

BULLISH

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS OF December 31, 2025 AND December 31, 2024

(In thousands)

	December 31, 2025	December 31, 2024
ASSETS
Non-current assets
Goodwill	$63,062	$61,475
Other intangible assets	31,104	33,298
Property and equipment and right-of-use assets	28,369	14,118
Deferred tax assets	2,865	2,088
Other assets	21,311	22,087
Restricted cash	5,727	1,968
Total non-current assets	$152,438	$135,034

Current assets
Digital assets held - inventories	$206,178	$573,876
Digital assets held - intangible assets	1,537,071	1,878,268
Digital assets held - financial assets	1,037,915	132,649
Loan and other receivables - digital assets	446,481	166,388
Derivative financial instruments	—	—
Investments in financial assets	404,144	86,173
Other assets	47,502	21,209
Customer segregated cash	20,044	6,382
Restricted cash	16,839	15,893
Cash and cash equivalents	87,892	31,540
Total current assets	$3,804,066	$2,912,378

Total assets	$3,956,504	$3,047,412

LIABILITIES
Non-current liabilities
Borrowings from related parties	$505,600	$482,450
Convertible redeemable preference shares	—	47,879
Digital assets loan payable	5,267	20,613
Lease liabilities	14,378	10,756
Deferred tax liabilities	18	6
Other payables	3,000	—
Total non-current liabilities	$528,263	$561,704

Current liabilities
Customer segregated cash liabilities	$20,044	$6,382
Borrowings	49,982	25,000
Digital assets loan payable	334	—
Lease liabilities	5,524	4,246
Other payables	54,028	49,421
Total current liabilities	$129,912	$85,049

Total liabilities	$658,175	$646,753

Net assets	$3,298,329	$2,400,659

EQUITY
Share capital and share premium	$5,110,063	$3,821,537
Option premium on convertible redeemable preference shares	—	18,399
Reserves	774,224	858,797
Accumulated deficit	(2,656,325)	(2,309,053)
Total shareholders' equity attributable to the owners of the Group	$3,227,962	$2,389,680

Non-controlling interests	70,367	10,979

Total equity	$3,298,329	$2,400,659

Non-IFRS Measures Summarized

(In thousands)

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2025	2024	2025	2024
Non-IFRS Financial Measures
Adjusted Transaction Revenue	$37,929	$40,996	$130,739	$153,247
Adjusted Revenue	92,508	55,183	288,455	213,912
Adjusted EBITDA	44,450	15,771	94,271	52,102
Adjusted Net Income	28,864	4,039	38,792	9,622
Adjusted Operating Expenses	48,058	39,411	194,184	161,795

	Period ended
	December 31,	December 31,
	2025	2024
Gross Liquid Assets	$3,719,681	$2,868,894
Net Liquid Assets	2,859,701	1,696,127

Reconciliation of Non-IFRS Measures

(In thousands)

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
Adjusted Transaction Revenue and Adjusted Revenue	2025	2024	2025	2024
Digital assets sales	$64,345,078	$66,026,131	$244,811,387	$250,201,282
Digital asset sales on venues other than Exchange	(36,583)	(2,124)	(396,424)	(21,821)
Digital asset sales - on our Exchange	$64,308,495	$66,024,007	$244,414,963	$250,179,461
Cost of digital assets derecognized - on our Exchange	(64,286,992)	(65,999,234)	(244,336,500)	(250,082,963)
Change in fair value of digital assets inventories, arising from purchase of digital assets on our Exchange	15,670	18,662	56,031	71,685
Transaction income	1,642	789	3,424	2,203
Net spread related income and change in fair value of perpetual futures	(886)	(3,228)	(7,179)	(17,139)
Adjusted Transaction Revenue	$37,929	$40,996	$130,739	$153,247
Subscriptions and services revenue	54,554	13,684	155,517	59,764
Change in fair value of investment in financial assets	—	—	—	168
Revaluation of digital assets held as investments	25	503	2,199	733
Adjusted Revenue	$92,508	$55,183	$288,455	$213,912

Adjusted EBITDA and Adjusted Net Income

Income/(loss)	$(563,567)	$158,462	$(785,469)	$79,564
Adjusted to exclude the following:
Digital asset sales on other venues	(36,583)	(2,124)	(396,424)	(21,821)
Cost of digital assets derecognized on other venues	36,576	2,103	396,586	21,807
Loss/(Gain) from changes in fair value of digital assets inventories net payable to customers	120,241	(131,742)	208,577	(130,732)
Income tax expense	(1,523)	3,782	(944)	5,005
Finance expenses	14,932	10,659	52,369	38,529
Employee share-based payment expenses	4,047	4,699	15,567	22,587
Other share-based payment expenses	628	—	628	—
Change in fair value of loan and other receivables - digital assets	64,268	(48,510)	24,994	(43,676)
Change in fair value of digital assets loan payable	(2,873)	14,339	(15)	14,449
Change in fair value of derivatives	(17,521)	12,867	(9,609)	12,191
Change in fair value of financial liability at FVTPL	(6,900)	13,950	20,100	43,350
Change in fair value of investments in financial assets	105,555	(27,369)	36,034	(29,286)
Impairment losses of digital assets held - intangible assets	319,209	(1,454)	497,443	24,601
Impairment of right-of-use assets	—	—	—	956
Non-recurring expenses	7,360	4,629	29,172	10,019
Depreciation and amortization	576	977	3,063	3,826
Adjusted to include the following:
Revaluation of digital assets held as investments	25	503	2,199	733
Adjusted EBITDA	$44,450	$15,771	$94,271	$52,102

Finance expenses	(14,932)	(10,659)	(52,369)	(38,529)
Depreciation and amortization	(576)	(977)	(3,063)	(3,826)
Tax effect of adjusted net income before taxes	(78)	(96)	(47)	(125)
Adjusted Net Income	$28,864	$4,039	$38,792	$9,622

Note - Figures presented may not sum precisely due to rounding.

Gross and Net Liquid Assets

(In thousands)

	December 31, 2025	December 31, 2024
Digital assets held - inventories	$206,178	$573,876
Digital assets held - intangible assets	1,537,071	1,878,268
Digital assets held - financial assets (on Exchange)	84,993	67,526
Digital assets held - financial assets (off Exchange)	952,922	65,123
Loan and other receivable	446,481	166,388
Investments in financial assets	404,144	86,173
Cash and cash equivalents	87,892	31,540
Gross Liquid Assets	$3,719,681	$2,868,894

(-) Digital assets held - inventories	$(206,178)	$(573,876)
(-) Digital assets held - financial assets (on Exchange)	(84,993)	(67,528)
(-) Digital assets loan payable	(5,601)	(20,613)
(-) Borrowings	(49,982)	(25,000)
(-) Borrowings from related parties	(505,600)	(482,450)
(-) Cash on the Exchange	(7,626)	(3,300)
Net Liquid Assets	$2,859,701	$1,696,127

Note - Figures presented may not sum precisely due to rounding.

Reconciliation of Adjusted Operating Expense

(In thousands)

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
IFRS Core Operating Expense to Adjusted Operating Expense	2025	2024	2025	2024
IFRS Core Operating Expense	$60,669	$49,717	$242,614	$199,199

Adjusted for
Employee share-based compensation expense	4,047	4,699	15,567	22,587
Other share-based compensation expense	628	—	628	—
Non-recurring expenses - legal and professional fees	6,386	4,322	25,292	7,245
Non-recurring expenses - compensation and benefits	974	308	3,880	3,746
Depreciation and amortization expense	576	977	3,063	3,826

Adjusted Operating Expense	$48,058	$39,411	$194,184	$161,795

Note - Figures presented may not sum precisely due to rounding.